UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D*
(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Trilogy International Partners Inc.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

89621T108
(CUSIP Number)

Gregg S. Lerner, Esq.
Joel I. Frank, Esq.
Friedman Kaplan Seiler & Adelman LLP
7 Times Square
New York, NY 10036-6516
(212) 833-1110
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 29, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	89621T108	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS
Bradley J. Horwitz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
SC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,132,336

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
4,132,336

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,132,336

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.7

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Page 2 of 5 Pages

Bradley J. Horwitz (the “Reporting Person”) hereby amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 7, 2020, as amended by Amendment No. 1 filed with the SEC on June 2, 2021, by Amendment No. 2 filed with the SEC on August 31, 2021 and by Amendment No. 3 filed with the SEC on September 13, 2021.

This Schedule 13D relates to the common shares, without par value (the “Common Shares”), of Trilogy International Partners Inc., a corporation continued under the laws of British Columbia, Canada (the “Issuer”), with its principal executive offices located at 155 108th Avenue NE, Suite 400, Bellevue, Washington 98004.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule is hereby amended by inserting the following text as the last paragraph thereof:

“On January 1, 2022, 180,260 Common Shares granted to the Reporting Person pursuant to the Trilogy International Partners Inc. Restricted Share Unit Plan vested (the “Vested Shares”) and the Vested Shares were credited to the Reporting Person’s Common Shares holdings on January 6, 2022.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule is hereby amended by deleting the existing text thereof and inserting the following text in its stead:

(a) and (b) As a result of the issuance of the Vested Shares, the Reporting Person beneficially owns and has sole voting and investment power over 4,132,336 Common Shares, representing approximately 4.7% of the issued and outstanding Common Shares.

(c) The information set forth in Item 3 is incorporated by reference into this Item 5.

Except as set forth or incorporated by reference into this Item 5(c), the Reporting Persons has not effected any transactions in the class of securities reported on herein during the past 60 days.

(d) Not applicable.

(e) The Reporting Person ceased to be the beneficial owner of more than 5 percent of the Common Shares on September 3, 2021.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule is hereby amended by inserting the following as the last paragraph thereof:

“On December 31, 2021, the Issuer and its minority partner Tesbrit BV, issued a press release (the “Press Release”), which is filed as Exhibit 3 hereto, and incorporated by reference into this Item 6, announcing that they have entered into a definitive agreement to sell 100% of their equity in Two Degrees Group Limited, the Issuer’s New Zealand subsidiary, to Voyage Digital (NZ) Limited (the “Sale Transaction”). The Sale Transaction is subject to required regulatory approvals and the approval of the Issuer’s shareholders. On December 29, 2021, the Reporting Person entered into a voting and support agreement (the “Support Agreement”) agreeing to vote the Reporting Person’s Common Shares in favor of the Sale Transaction.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such document, which is filed as Exhibit 4 hereto, and incorporated by reference into this Item 6.”

Page 3 of 5 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule is hereby amended by adding the following as Exhibits thereto:

“ 3. Press Release, dated December 31, 2021, of Trilogy International Partners Inc., incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed on January 3, 2022 (https://www.sec.gov/Archives/edgar/data/1689382/000165495422000002/trl_ex991.htm)

4.  Voting and Support Agreement, dated December 29, 2021, between Bradley J. Horwitz and Voyage Digital (NZ) Limited”

Page 4 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 6, 2022

BRADLEY J. HORWITZ

/s/ Bradley J. Horwitz
Bradley J. Horwitz

Page 5 of 5 Pages